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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of February, 1999

                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

         700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |x|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|   No |X|

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                              VISIBLE GENETICS INC.

      The Company has announced that on the recommendation of the Data Safety Management Committee for its VIRADAPT study, the control arm of the study has been stopped on ethical grounds. All patients will now be treated using genotyping information to direct their drug treatment. This decision was made as a result of the publication of a U.S.-based study conducted by the Community Programs for Clinical Research on AIDS ("CPCRA"), "A Pilot Study of the Short-Term Effects of Antiretroviral Management Based on Plasma Genotypic Antiretroviral Resistance Testing ("GART") in Patients Failing Antiretroviral Therapy", by J.D. Baxter, D.L. Mayers, D.N. Wentworth, J.D. Neaton, T.C. Merigan and the CPCRA 046 Study Team.

      Study results show that patients treated in the GART genotyping arm of the study had a 1.1 log decrease in the viral load with 50% of the patients having undetectable viral loads at 8 weeks versus a 0.65 log decrease and 23% with undetectable viral load, for the non-genotyping arm. These results are consistent with the Company's recently reported VIRADAPT results.

      The VIRADAPT study, sponsored by the Company, is a randomized, controlled clinical trial carried out at Centre Hospitalier Universitaire de Nice, under the direction of Professor Pierre Dellamonica, an infectious disease specialist. Three sites and five physicians are involved in the trial which monitors 108 total patients. All patients participating in the study have reached the six-month point. The results were first reported at the 4th International Congress on Drug Therapy in HIV Infection, Glasgow Scotland in November 1998 and are almost identical to the GART study results.

      On or about January 27, 1999, the Company issued a press release with respect to the foregoing.

      The Company hereby incorporates by reference the text of this Form 6-K (but not the Exhibit hereto) into the Company's Registration Statements on Form F-3 (File Nos. 333-6760 and 333-68939).

      Exhibit 1. Press release - "Visible Genetics Inc. Halts Control Arm in VIRADAPT Genotyping Trial."


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VISIBLE GENETICS INC.

Date: February 11, 1999                By: /s/ Jeffrey D. Sherman
                                           -------------------------------------

                                       Name: Jeffrey D. Sherman

                                       Title: Vice President, Finance and C.F.O.


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